REGIONAL HEALTH PROPERTIES, INC.

454 Satellite Boulevard NW, Suite 100

Suwanee, Georgia 30024

(678) 869-5116

February 14, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Office of Mergers and Acquisitions
Office of Real Estate and Construction

Re:	Regional Health Properties, Inc.’s Registration Statement on Form S-4 filed on February 14, 2023

Ladies and Gentlemen:

Regional Health Properties, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 (File No. 333-256667) on June 1, 2021, as amended by Amendment No. 1 thereto filed on July 2, 2021, Amendment No. 2 thereto filed on February 11, 2022 and Amendment No. 3 thereto filed on February 22, 2022 (as amended, the “Prior Registration Statement”), and a Schedule TO-I/13E-3 on February 11, 2022, as amended by Amendment No. 1 thereto filed on February 22, 2022. The Prior Registration Statement was declared effective by the Commission on February 25, 2022. The Prior Registration Statement related to a proposed exchange offer (the “Prior Exchange Offer”) of one share of the Company’s 10.875% Series A Cumulative Redeemable Preferred Shares (the “Series A Preferred Stock”) for one newly issued share of the Company’s 12.5% Series B Cumulative Redeemable Preferred Shares (the “Series B Preferred Stock”). The Company held a special meeting of the holders of the Series A Preferred Stock and holders of the Company’s common stock (the “Common Stock”) for such holders to vote on the proposals related to the Prior Exchange Offer. The Prior Exchange Offer was terminated on July 25, 2022 as a result of the failure to obtain the requisite shareholder approval for the Common Charter Amendment Proposal (as defined in the Prior Registration Statement), which was a condition to the closing of the Proposed Exchange Offer that could not be waived.

The Company has today filed a Registration Statement on Form S-4 (the “New Registration Statement”) with the Commission via EDGAR. The New Registration Statement relates to a proposed exchange offer of one share of Series A Preferred Stock for one newly issued share of Series B Preferred Stock (the “New Exchange Offer”). The terms of the New Exchange Offer are substantially the same as the terms of the Prior Exchange Offer, except as set forth below. The Company will hold a special meeting (the “New Special Meeting”) of the holders of the Series A Preferred Stock and the holders of the Common Stock and the Company’s newly issued Series E Redeemable Preferred Shares (the “Series E Preferred Stock”) to vote on proposals related to the New Exchange Offer.

The Series B Preferred Stock Proposal (as defined in the New Registration Statement) has been revised to (i) provide that the proposed amendment to the Company’s Amended and Restated Articles of Incorporation (as currently in effect, the “Charter”) to increase the authorized number of shares of preferred stock to 6,000,000 shares is temporary to accommodate the closing of the New Exchange Offer and (ii) include, as part of the proposal, a subsequent amendment to the Charter to decrease the authorized number of shares of preferred stock to 5,000,000 shares, following the consummation of the New Exchange Offer.

In addition, the Common Charter Amendment Proposal (as defined in the New Registration Statement) has been revised to (i) provide that the proposed amendment to the Charter to increase the authorized number of shares of the Company to 61,000,000 shares, consisting of 55,000,000 shares of common stock and 6,000,000 shares of preferred stock, is temporary to accommodate the closing of the New Exchange Offer and (ii) include, as part of the proposal, a subsequent amendment to the Charter to decrease the authorized number of shares of the Company to 60,000,000 shares, consisting of 55,000,000 shares of common stock and 5,000,000 shares of preferred stock, following the consummation of the New Exchange Offer.

Further, on February 13, 2023, the Company’s Board of Directors declared a dividend of one one-thousandth (1/1,000th) of a share of Series E Preferred Stock for each outstanding share of Common Stock, payable on February 28, 2023 to shareholders of record of Common Stock as of 5:00 p.m. Eastern Time on February 27, 2023. The holders of Series E Preferred Stock have 1,000,000 votes per whole share of Series E Preferred Stock (i.e., 1,000 votes per one one-thousandth of a share of Series E Preferred Stock) and are entitled to vote with the Common Stock, together as a single class, on the Common Charter Amendment Proposal and the Adjournment Proposal (each as defined in the New Registration Statement), but are not otherwise entitled to vote on the other proposals to be presented at the New Special Meeting.

Please call Clinton W. Rancher or Joshua Davidson of Baker Botts L.L.P. at (713) 229-1820 or (713) 229-1527, respectively, if you have any questions regarding the foregoing.

[Signature on following page]

Very truly yours,

REGIONAL HEALTH PROPERTIES, INC.

By:	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

cc:	Clinton W. Rancher, Baker Botts L.L.P.
Joshua Davidson, Baker Botts L.L.P.